April 23, 2020

Via EDGAR Submission

Office of Trade & Services
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:     ScanSource, Inc.
Form 10-K filed August 22, 2019
Form 10-K/A filed October 24, 2019
Form 10-Q filed November 12, 2019
File No. 000-26926
Ladies and Gentlemen:
This letter is submitted in response to the comments contained in the letter dated April 9, 2020 from the Office of Trade & Services in the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Gerald Lyons, Executive Vice President and Chief Financial Officer of ScanSource, Inc. (the “Company”), regarding the Company’s Interim Report on Form 10-Q for the quarter ended September 30, 2019 (the “2019 Form 10-Q”).

The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s April 9, 2020 letter. Capitalized terms used but not otherwise defined herein have the meanings given them in the 2019 Form 10-Q.

Form 10-Q for the Interim Period Ended September 30, 2019

Consolidated Financial Statements

General, page 38

Staff Comments:

1.
You disclose that on August 20, 2019 you announced plans to divest your physical product distribution businesses in Europe, UK, Mexico, Colombia, Chile, Peru and your Miami-based export operations ("Planned Divestitures"). You further disclose you began a process to market and sell the Planned Divestitures during the September quarter. Please tell us what consideration you gave to presenting the Planned Divestitures as assets held for sale and discontinued operations in accordance with FASB ASC 360-10-45-9 and FASB ASC 205-20-45 for the quarter ended September 30, 2019.

Company Response:
On August 20, 2019, ScanSource announced plans to divest its physical products distribution businesses outside of the United States, Canada and Brazil. During the quarter ended September 30, 2019, the Company began a process to market and sell the Planned Divestitures. The Planned Divestitures are comprised of physical product businesses in Europe, UK, Mexico, Colombia, Chile, Peru and the Miami-based export operations.

In connection with the preparation of its financial statements for the quarter ended September 30, 2019, ScanSource considered the held for sale criteria of ASC 360-10-45-9. All conditions within paragraph 9 must be met in order to qualify for held for sale treatment. At September 30, 2019, the potential sale of the Planned Divestitures did not meet the following criteria specified in ASC 360-10-45-9:
d.    The sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 360-10-45-11. The term probably refers to a future sale that is likely to occur.
As of September 30, 2019, the Company had not yet received any binding proposals or entered into any binding agreements to purchase the Planned Divestitures. Therefore, the Company did not believe the sale of the Planned Divestitures was probable within one year at September 30, 2019.
e.    The asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value. The price at which a long-lived asset (disposal group) is being marketed is indicative of whether the entity currently has the intent and ability to sell the asset (disposal group). A market price that is reasonable in relation to fair value indicates that the asset (disposal group) is available for immediate sale, whereas a market price in excess of fair value indicates that the asset (disposal group) is not available for immediate sale.
As of September 30, 2019, the Company had not specified an asking price for the Planned Divestitures. Rather, the Company informally solicited offers from potential buyers and asked for their best estimates of what they would be willing to pay for the Planned Divestitures. Accordingly, the Company was unable to conclude that the Planned Divestitures were being actively marketed for sale at a price that was reasonable in relation to their current fair value.
f.    Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.
As of September 30, 2019, the Company did not have a formal plan and had not determined what structure or scope the potential transaction for the sale of the Planned Divestitures would take. The potential transaction could be structured as an asset or stock sale. In addition, the Planned Divestitures could be sold in one or more separate transactions. Given that no plan for a transaction had been proposed or agreed to by the Company at that time, the Company could not conclude that it was unlikely that significant changes to the plan would be made or that the plan would be withdrawn.
The criteria for reporting a disposal of a component of an entity or a group of components of an entity as discontinued operations is included in ASC 205-20-45. The held for sale criteria in ASC 360-10-45-9 must first be met before considering this guidance. Accordingly, we did not meet the criteria for the Planned Divestitures to be included as discontinued operations in the financial statements for the period ended September 30, 2019.
The Company respectfully submits that while it was not required to disclose the potential sale of the Planned Divestitures; however, the Company voluntarily disclosed such information to aid investors in making informed investment decisions.

If the SEC has further questions on this letter, please do not hesitate to call me at (864) 286-4854.

Sincerely,
/s/ Gerald Lyons
Gerald Lyons
Executive Vice President and Chief Financial Officer
ScanSource, Inc.